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                                                                    EXHIBIT 99.1

                                                                 Fair Disclosure
                                                           [English Translation]
                                                                 August 12, 2004


                        Business Plan (Fair Disclosure)

1.   Title :

     - Fair disclosure on the amendment of Hanaro Telecom's ("Hanaro" or the "Company") business plan that was originally disclosed through the local filing during the first quarter of 2004.


2.   Reason :

     - At the conference call for the 2004 second quarter earnings release, Hanaro announced the change in the Company's CAPEX plan for the year 2004, which is different from that which was stated in the Company's fair disclosure on February 17, 2004.


3.   Change of 2004 CAPEX :

     -    Before: KRW 356.5 billion

     -    After: Less than KRW 300.0 billion


4.   Date of the related domestic disclosure :

     -    February 17, 2004


This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.